Supplement to Prospectus Supplement Dated December 31, 2008

Dated: July 1, 2010

STATE OF ISRAEL
JUBILEE FIXED RATE BONDS (SIXTH SERIES)
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Effective as of July 1, 2010, the aggregate principal amount of the Jubilee Fixed Rate Bonds, Jubilee Fixed Rate Financing Bonds and Maccabee Fixed Rate Bonds offered under this prospectus has been increased to $1,500,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $1,410,000,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $90,000,000 and before expenses estimated at $65,000.